SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ab/MOL/9082

28 September, 2011

                                                                                                                                                                                                                                                            OPEN LETTER
Mr Colm Barrington
Chairman
Aer Lingus Group plc
Dublin Airport
Co Dublin

Dear Colm,

Your letter of 22nd September refers.

Shareholder Value

Your claim that "the Board and Management" are "fully dedicated" to "creating value for Aer Lingus and all of its shareholders" is unsupported by any evidence or action on your part over the past five years during which:

●	Your market cap has declined from over €1.5bn to under €320m.
●	Your share price has fallen over 80% from over €3.20 in 2007 to under €0.60 in recent weeks.
●	You rejected two takeover offers of €2.80 (Jan 2007) and €1.40 per share (Jan 2009).
●	You reported cumulative losses of €154m and exceptional provisions of almost €400m.
●	You ordered €2.4bn of long-haul aircraft at the top of the cycle, only to defer them to at least 2018, just two months after EGM approval.
●	You closed your Shannon base, only to later reopen it.
●	You opened Belfast and Gatwick bases, only to later largely close them.
●	You opened long-haul routes to San Francisco, Washington, Los Angeles and Dubai, only later to close them.
●	You announced two cost reduction plans "PCI" in 2007 and "Greenfield" in 2009, both of which failed to achieve their targets.
●	You changed the CEO again, with your 12th CEO in 18 years.

The greatest concern we hear from fellow shareholders is the continuing failure of your Board and Management to enhance shareholder value.  Your bogus claim that Ryanair's shareholding somehow impacts on value has now been exposed by our recent statement of willingness to enter into discussions for the sale of this stake, to any party that acquires the Governments 25% shareholding.  This now allows the market to freely assess the true value of Aer Lingus.  Sadly with a market cap of under €320m, and net cash of over €350m, the market now attributes a value to the Aer Lingus business under your Board and Management of less than zero.

Our previous letter of 13th September was an open and genuine effort to encourage the Board and Management of Aer Lingus to take three simple steps to enhance shareholder value in advance of any Government and/or Ryanair share sale as follows:

1.	Circulate the €30m "leave and rehire" Deloitte/McCann Fitzgerald report to shareholders:

Your Board and Management have repeatedly failed to explain who was responsible for, or involved in, this monumental debacle, or why €30m of shareholder funds were misused to settle what were clearly individual employee tax liabilities and not an Aer Lingus tax obligation.  You refused to answer questions on this matter at the May 2011 AGM pending completion of the Deloitte Report, and your attempt to suppress this final report deprives shareholders any opportunity to validate your dubious claim that this €30m Revenue settlement "was in the best interests of the Company and its shareholders".

Your inexplicable refusal to publish the Deloitte Report may lead shareholders to conclude (a) that this is a "cover up" designed to protect those Directors and Managers who negotiated, concluded and approved this madcap scheme and authorised this €30m penalty payment from shareholder funds and/or (b) that such monumental incompetence and mismanagement of shareholder funds may be repeated by this same Board and Management.

Since openness and transparency is the best way to avoid repeating such incompetence and mismanagement, we again call on you to circulate a copy of the final Deloitte/ McCann Fitzgerald report on this €30m "leave and rehire" penalty to all shareholders.

2.	Seek the views of all shareholders on a special dividend of €0.20 per share (approx. €110m)

Shareholders have no confidence in your claim that "our objective is to build durable value (for shareholders)" when almost all of your initiatives over the past 5 years have destroyed shareholder value.  You will recall your 22nd Dec 2008 letter to shareholders (recommending rejection of Ryanair's €1.40 per share offer) in which you promised growth and profitability only to deliver a profit warning, cuts and losses just four months later, in April 2009.  Many shareholders will find your description of this €1.40 per share offer as "frivolous" to be a remarkable statement from a Chairman whose current share price of approx. €0.60 is less than half the value of this second offer which you personally recommended they reject.

Given your Board's failure "to distinguish what creates shareholder value", we have asked you to canvass the views of all shareholders about a possible special dividend of €0.20 per share (approx €110m) in 2011.  With gross cash of over €919m and net cash of over €350m and no significant cap ex until at least 2018, such a payment can be readily funded from your excessive and inefficient cash balances, and a €0.20 one off dividend would significantly enhance shareholder value (and the possible sale of the Govt's 25% shareholding) given that your share price currently languishes at some €0.60 per share.

Please confirm that the Board of Aer Lingus will now actively canvass the views of all shareholders on a possible special dividend of €0.20 being paid to these long suffering shareholders in 2011.

3.	No further contributions to (defined contribution) pension schemes without prior shareholder approval

Given the unequivocal and unambiguous assurances given by Aer Lingus about its defined contribution pension schemes in its  IPO prospectus 2006 (see Appendix 1 attached) and in each subsequent annual report we welcome your statement that you "have made it quite clear that Aer Lingus has given assurances about the defined contribution nature of the pension schemes".  We also welcome management's recent verbal assurances that the company would not increase these contribution rates without shareholder approval.

However we believe that many other shareholders will share our deep concern that your Board and Management have continuously failed to protect shareholder funds from repeated raids on behalf of Aer Lingus employees and trade union interests.  The unwarranted gift of €25.3m to the ESOT on 23rd Dec 2010 (to "retire" a profit share scheme which had little value given Aer Lingus' repeated losses) and the March 2011 payment of some €30m to the Revenue (to settle tax liabilities and penalties of individual employees which were not the obligation of Aer Lingus), give rise to considerable shareholder apprehension that your Board and Management will again roll over when threatened by the narrow vested interests of this defined contribution pension group.

Since your Board has provided unequivocal (and legally binding) assurances to shareholders on this subject why do you continue to prevaricate and "kick this (pension) can down the road".  Since you have "firm legal advice" that this is a D.C. pension scheme, then why not act on this advice and stop wasting management time or shareholder resources in what you claim is "working with the pension trustees and employee groups to find solutions to the pension issue".  Please now confirm to all shareholders, that the Board of Aer Lingus supports the assurances given recently by your CEO and CFO at a recent investor meeting with Ryanair (2 Sept 2011) that:

a. "Aer Lingus will not make any further contributions to the pension scheme above the current D.C. rate of 6.375%". Mr Andrew McFarlane - CFO

b. "Aer Lingus will have to seek shareholder approval for any changes to the Aer Lingus pension scheme" Mr Christoph Mueller - CEO

Your failure to unequivocally state that the Board, Management and Shareholders of Aer Lingus will not make any further contributions to your D.C. pension schemes without prior shareholder approval is the single most damaging negative currently overhanging Aer Lingus' share price and shareholder value.  Your Board could and should end any uncertainty over your handling of these defined contribution "issues" by announcing to the markets that you will not make any further payments over and above the existing D.C. contributions without prior shareholder approval.

In the absence of any action or initiative by you or your Board over the past 5 years to enhance shareholder value, we again ask you to respond quickly and positively to these 3 initiatives which will we believe have an immediate and positive effect on improving shareholder value, and begin the process of restoring Aer Lingus's share price from its current low of some €0.60 towards the levels of the two previous offers which you rejected of €2.80 and €1.40 per share.

Yours sincerely

Michael O'Leary
Chief Executive

APPENDIX 1

AER LINGUS IPO PROSPECTUS 2006

LEGAL ASSURANCES RE AER LINGUS' DEFINED CONTRIBUTION PENSION SCHEMES

____________________________________________________________________________

"The liability of the company to contribute to the Irish pension schemes is fixed at their current contribution rates.  This is reflected in the documentation governing the company's pension schemes.  Accordingly as the company has determined it has neither a legal, nor a constructive obligation to increase its contributions to the Irish pension schemes, and as there are no provisions under Irish law that could result in an obligation to change the contribution rates without the consent of the company, the Irish pension schemes are accounted for on the basis that they are for the purposes of IAS 19 (Employee Benefits) defined contribution schemes.

"If notwithstanding the above, there was to be a default on the payment of basic benefits under either Irish pension scheme at some future date, and if a claim were made by current and/or former employees against the company in respect of any shortfall in the payment of basic benefits resulting from such default, the position of the company, supported by firm legal advice, is that any such claim, if made, would be unlikely to succeed.

"The Board is aware of alternative legal advice… that, in the event of a default of a payment of basic benefits under the main scheme, a reasonable case for a claim could be made by a significant number of current and/or former employees against the company, independently of the main scheme, in respect of the shortfall arising from such default.  The company and its legal advisors, having reviewed such legal advice, remain of the view that any claim, if made, would, as stated above, be unlikely to succeed."

(Aer Lingus - IPO Prospectus p. 350)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 September 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary